Form 10-K, Exhibit 13
period 2005-12-31
CHURCHILL DOWNS INC
filed 2006-03-15
CIK 20212

RETIREMENT AND RELEASE AGREEMENT

1. Agreement and Release.

(a) In consideration of the agreement of Churchill Downs Incorporated (the “Company”) to provide to Clifford C. Goodrich (“Goodrich”) the consideration, payments and rights set forth in, and subject to the terms and conditions of, this Retirement and Release Agreement (the “Agreement”), which Agreement shall supercede and modify any inconsistent provisions of the Offer Letter dated November 20, 2002, between the Company and Goodrich (the “Offer Letter”), Goodrich hereby unconditionally releases and discharges the Company from any claims, known or unknown, directly or indirectly related to or in any way connected with his employment with or status as an officer of the Company or his retirement from his employment with the Company, including, without limitation, the Offer Letter as of the Retirement Date (as hereinafter defined), and any and all claims and causes of action of any kind or nature whatsoever, known or unknown, and whether specifically mentioned or not, which may exist or might be claimed to exist at or prior to the date of the retirement from Goodrich’s employment (the “Claims”), as well as any future injuries, losses or damages not now known or anticipated but which may later develop or become discovered (including the effects or consequences thereof), and which are attributable or connected to the Claims; provided, that the foregoing shall not be deemed to release any obligations, liability or responsibility arising from or related to the breach of this Agreement.

(b) The parties further agree and acknowledge that the claims or actions released herein include, but are not limited to, those based on allegations of wrongful discharge and/or breach of contract (except for the obligations created by or arising out of this Agreement), retaliation, any common law claims and those alleging discrimination on the basis of race, color, sex, religion, national origin, age, disability, or any other basis under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967 (“ADEA”), as amended, or any other federal, state, or local law, rule or regulation. Goodrich also agrees that his rights under the aforementioned statutes or any other federal, state or local law, rule or regulation are effectively waived by this Agreement. The parties understand and acknowledge that no rights or claims accrued to Goodrich under the Company’s benefit plans through the Retirement Date, or rights or claims arising under the ADEA after the execution of this Agreement, are waived hereby. Goodrich specifically relinquishes any and all rights to employment or re-employment with the Company.

(c) Except for the obligations created by or arising out of this Agreement, the Company, on its own behalf and on behalf of its subsidiaries, affiliates, officers, directors, employees, successors and assigns, and each of them (collectively, the “CDI Group”), hereby releases and discharges Goodrich, as well as his trustees, agents, attorneys, insurers, representatives, successors and assigns, from and with respect to any and all claims, demands, rights, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, debts, costs, expenses, attorneys’ fees, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether now know or unknown, suspected or unsuspected, which it may have or hold against Goodrich, now or in the future, arising out of or in any way connected with Goodrich’s service as an officer, director, employee and/or agent of any member of the CDI Group, his separation from his position as an officer, director, employee and/or agent of any member of the CDI Group, or any other transactions, occurrences, acts or omissions or any loss, damage or injury whatever, known or unknown, resulting from any act or omission by or on the part of Goodrich committed or omitted prior to the Retirement Date, provided that all such services, actions or omissions by Goodrich were in good faith, and taken or omitted in a manner which he believed to be in the best interest of the Company and its shareholders, and not in violation of any federal or state criminal laws, any provision of the Sarbanes-Oxley Act of 2005, or Section 16 of the Securities Exchange Act of 1934.

2. Retirement Pay. Goodrich will be permitted to retire from his employment with the Company, whose employment with the Company will terminate effective at the close of business on January 6, 2006 (the “Retirement Date”), subject to the provisions of paragraph 21 herein, and Goodrich will receive Retirement Pay (the “Retirement Pay”) in the amount of $275,000.00 payable to Goodrich in one lump sum on the later of either January 13, 2006, or on the next business day following the expiration of the seven (7) day revocation period set forth below in paragraph 21 (the “Payment Date”). Effective with the execution of this Agreement and continuing through January 6, 2006, Goodrich is relieved of all duties and responsibilities on behalf of the Company, and Goodrich is not authorized to act by or on behalf of the Company in any manner whatsoever, it being understood that his employment is being continued through January 6,2006, for the sole purpose of allowing him to receive certain benefits set forth in this paragraph 2, effective with the execution of this Retirement and Release Agreement. The Retirement Pay shall be deemed the pay due to Goodrich under Section 11 of the Offer Letter. The Company will withhold applicable federal, state and local income and/or occupational taxes as well as FICA taxes and other legally required deductions from the Retirement Pay, and the parties agree that the payment described herein shall be made by sending such payment to Goodrich’s home address at 614 Prairie Avenue, Barrington, Illinois, 60010. In addition, not as part of the Retirement Pay but as pay and/or reimbursements to which Goodrich is entitled, Goodrich shall receive (a) his regular paychecks through the last regular pay period in 2005, plus additional paychecks (i) covering the period through January 6, 2006, and (ii) including payment for accrued but unused PTO days (20), and (b) on the Payment Date, reimbursement for all unreimbursed normal and customary expenses incurred by Goodrich on and prior to the Retirement Date in furtherance of the Company’s business and in accordance with past custom and practice.

3. Incentive Compensation Plan Payment. The parties acknowledge and agree that notwithstanding this Agreement and the termination of Goodrich’s employment as of the Retirement Date, Goodrich is and shall remain eligible to participate in the Company’s Incentive Compensation Plan (the “IC Plan”) for the entire calendar year of 2005, and the Company agrees that the IC Plan shall not be modified in any manner so as to reduce or otherwise prejudice the participation of Goodrich therein through the Retirement Date. On or before March 15, 2006, and not as part of the Retirement Pay, Goodrich will receive payment of $50,882.00 with respect to the operation and results of the Company for 2005 under the IC Plan (the “IC Plan Payment”), in accordance with the performance goals established for Goodrich for 2005 under the IC Plan The Company will withhold applicable federal, state and local income and/or occupational taxes as well as Medicare taxes and other legally required deductions from the IC Plan Payment.

4. Stock Options. Subject to the provisions of paragraph 21 herein, Goodrich will receive $36,600.00 in consideration for his unvested stock options. The Company will withhold applicable taxes and other legally required deductions from the Stock Option Payment.

5. Restricted Stock. Restrictions on the Restricted Stock awarded to Mr. Goodrich will lapse on the later of the date of his retirement or six (6) months after the date of the signed Restricted Stock Award Agreements.

6. Director Compensation Directors fees for 2005 services rendered to Printing Specialties will be forwarded to Goodrich upon receipt of such at Arlington Park.

7. Automobile Allowance. Subject to the provisions of paragraph 21 herein, Goodrich will receive $11,500.00 in lieu of his Company Automobile Allowance. The Company will withhold applicable federal, state and local income and/or occupational taxes as well as Medicare taxes and other legally required deductions from the Automobile Allowance.

8. Health Insurance COBRA Payments. Subject to the provisions of paragraph 21 herein and subject to the approval of the health care provider of the Company, the Company will maintain Goodrich under its health insurance plan as Goodrich currently is enrolled, and pay the full amount of all insurance premiums for Goodrich through June 30, 2006. Thereafter, the Company will pay the full amount of all insurance premiums for Goodrich to continue family health coverage commensurate with the coverage currently maintained for Goodrich from July 1, 2006 through December 31, 2007, under COBRA at the Company’s cost; provided, however, the Company shall cease making such payments and shall have no further obligation to make such payments in the event and at the time Goodrich becomes eligible for similar family health coverage, with similar benefits and co-payments as under the Company’s health insurance plan, with another employer on or prior to December 31, 2007. In the event that the Company’s health care provider will not permit Goodrich to be maintained under the Company health insurance plan through June 30, 2006, then the Company will pay the full amount of all health insurance premiums for Goodrich to maintain family coverage under COBRA for a period of eighteen (18) months beginning on February 1, 2006, subject to the other terms and conditions set forth above.

9. Return of Company Property. Goodrich agrees that no later than the last day of his employment with the Company, he shall return to the Company all Company property in his possession or control, if any, including, but not limited to, all keys, documents, books and other records and materials of the Company.

10. Outplacement Services. Subject to the provisions of paragraph 21 herein, in lieu of outplacement services, Goodrich will receive $5,000.00. The Company will withhold applicable federal, state and local income and/or occupational taxes as well as Medicare taxes and other legally required deductions from the Outplacement Services Payment.

11. Non-Competition. Goodrich agrees that, for so long as the Company is not in default under this Agreement, Goodrich will not, for a period of one (1) year from the Retirement Date, directly or indirectly, without the prior written consent of the CEO of the Company, and with or without pay, provide consultative services to, accept employment with, serve as a director or equivalent position of, or otherwise render any professional or other services to, or participate as a partner, venturer, shareholder, member or manager, or otherwise be connected with, Magna Entertainment Corporation, its subsidiaries and affiliates. The Company shall be entitled to injunctive relief to enjoin Goodrich from any violation of this Section 10 in addition to all other rights it may have at law or in equity.

12. Deferred Compensation Plan. The Company acknowledges and agrees that Goodrich shall be entitled to participate in the Company’s Deferred Compensation Plan, as amended and restated (the “DC Plan”), through the Retirement Date, and that the Company will make all normal Company Contributions under such DC Plan based upon Goodrich’s participation therein for 2005 and 2006 as contemplated by the DC Plan.

13. 401(k) Plan. The Company acknowledges and agrees that Goodrich shall be entitled to participate in the Company’s Section 401(k) Profit Sharing Plan, as amended and restated (the “401(k) Plan”), through the Retirement Date, and that the Company will make all normal Company contributions under the 401(k) Plan based upon Goodrich’s participation therein for 2005 and 2006 as contemplated by the 401(k) Plan

14. Press Release; Confidential Agreement. The parties agree that the terms of this Agreement and all discussions of this Agreement shall be maintained confidential, except (i) for disclosure to their respective attorneys, accountants and advisors, (ii) to the extent disclosure is required by applicable governmental law, rule and regulation or rules of the NASDAQ Stock Market, and (iii) for the mutually acceptable Press Release to be released to the media at such time as mutually agreed between the Company and Goodrich on the date this Agreement has been mutually executed by the parties, and which Press Release may be included by the Company in any applicable Form 8-K and similar securities filings. The parties agree that they, their attorneys and/or representatives shall not in any way divulge or cause to be divulged any terms, information or details of this Agreement or the discussion that preceded it, except as provided above.

15. Company Affiliates. The parties understand that, as used in this Agreement, "Company" includes Churchill Downs Incorporated and its affiliates, and all of their past and present officers, directors, employees, trustees, agents, attorneys, parents, partners, members, affiliates, principals, insurers, the Company's subsidiaries, predecessors, successors, and assigns, and all other entities, persons, firms or corporations liable or who might be claimed to be liable, none of whom admit any liability to Goodrich, but all of whom expressly deny any such liability. Notwithstanding the foregoing and the releases otherwise set out in this Agreement, the parties understand and acknowledge that no rights or claims accrued to Goodrich under the Company’s benefit plans through the Retirement Date are waived or released by Goodrich.

16.  Severability; Governing Law; Headings. Goodrich further understands, and it is his intent, that in the event this Agreement is ever held to be invalid or unenforceable (in whole or in part) as to any particular type of claim or charge or as to any particular circumstances, it shall remain fully valid and enforceable as to all other claims, charges and circumstances. The parties further agree that this Agreement is to be construed under the laws of the Commonwealth of Kentucky, and that the section headings used in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

17. Confidential Information. Goodrich further acknowledges that in the course of his employment with the Company, he acquired knowledge of a confidential nature regarding the Company, and he agrees that if this knowledge is divulged, privately or in public, irreparable harm may be caused to the Company. This confidential information may include, but is not limited to, information regarding the Company's business practices, trade secrets, plans, customer lists, contracts, financial and market data, marketing reports, business opportunities and other information of a confidential nature. In consideration of the Retirement Pay received by Goodrich, he agrees and covenants that he shall not divulge, publicly or privately, any specified or other such confidential information regarding any aspect of the Company's business acquired during or as a result of his employment with the Company until such information is known to the general public or disclosed in public filings. Furthermore, to the extent that disclosure of any such information is controlled by statute, regulation or other law, Goodrich agrees that he is bound by such laws and that this Agreement does not operate as a waiver of any such non-disclosure requirement. In the event of any breach of this Agreement and covenant, the Company shall be entitled to injunctive relief, in addition to all other rights it may have at law or in equity.

18. Non-Disparagement.

(a) Goodrich agrees that, for so long as the Company is not in default under the terms of this Agreement, he shall not directly or indirectly make or ratify any public statement, oral or written, to any person that disparages the Company, its subsidiaries or affiliates, or its directors, officers and employees.

(b) The Company agrees that, for so long as Goodrich is not in default under the terms of this Agreement, it shall not, and shall cause its subsidiaries, affiliates, and officers not to, directly or indirectly, make or ratify any public statement, oral or written, to any person that disparages, either professionally or personally, Goodrich.

19. Indemnification. The Company will, to the maximum extent permitted by applicable law, indemnify Goodrich and hold him harmless from and against any and all claims, liabilities, judgments, fines, penalties, costs and expenses (including, without limitation, reasonable attorney’s fees, costs of investigation and experts, settlements and other amounts actually incurred by Goodrich in connection with the defense of any action, suit or proceeding, and in connection with any appeal thereon) incurred by Goodrich in any and all future, threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative (including, without limitation, actions, suits or proceedings brought by or in the name of the Company), arising, directly or indirectly, by reason of Goodrich’s status, actions or inaction as an officer, director, employee or agent of the Company or any of its subsidiaries or affiliates, so long as he acted in good faith, in a manner he believed to be in the best interest of the Company and its shareholders, and not in violation of any federal or state criminal laws, any provision of the Sarbanes-Oxley Act of 2005, or Section 16 of the Securities Exchange Act of 1934. The Company shall promptly advance to Goodrich upon request any and all expenses incurred by Goodrich in defending any and all such actions, suits or proceedings to the maximum extent permitted by applicable law.

20. Acknowledgement of Understanding. Goodrich acknowledges that he has read this Agreement, fully understands each and every provision, and signs it voluntarily and knowingly. Goodrich also acknowledges that in consideration of accepting the payment described above, he may be giving up possible future administrative and/or legal or other claims. Goodrich also acknowledges that he has been advised by the Company to consult an attorney prior to executing this Agreement. Furthermore, the parties hereby acknowledge and agree that Goodrich has twenty-one (21) days from his receipt of this Agreement in which to consider it and that this Agreement may be revoked by Goodrich within seven (7) calendar days after he executes it. Any such revocation shall be in writing and shall be delivered to the Company within this seven (7) calendar day period. Any revocation received by the Company thereafter shall be null and void and of no force and effect. The parties also acknowledge and agree that this Agreement shall not be effective or enforceable until the seven (7) day revocation period expires.

21. Goodrich agrees that between January 6 and January 13, 2006, he will execute an additional release covering the period from the effective date of the Agreement through January 6, 2006. Goodrich agrees that all Company covenants which relate to obligations of the Company beyond January 6, 2006, will be contingent upon the execution of the additional release. Goodrich further agrees that should he fail or refuse to execute an additional release, his employment will be deemed to have terminated effective December 21, 2005, and Goodrich will forfeit the remaining consideration provided for in paragraphs 4, 7, 8 and 10, but said forfeiture will not affect the sufficiency of the consideration provided for herein or the enforceability of this Agreement.

[Signatures appear on next page]

WITNESS the signatures of the parties hereto:

GOODRICH:

_/s/ Clifford C. Goodrich_______________
Clifford C. Goodrich

Date:_______________________________

COMPANY:

CHURCHILL DOWNS INCORPORATED

By:_/s/ Andrew G. Skehan_______________
Andrew G. Skehan
Executive Vice-President and
Chief Operating Officer
Date:________________________________